                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                            Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741444103
           -------------------------------------------------------
                                 (CUSIP Number)


           Daniel T. Carter   4649 Morena Blvd., San Diego, CA 92117
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 4, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 741444103                                        PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Price Family Charitable Fund
      95 3842468
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [*]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      San Diego, California - USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  2,500,500

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,500,500

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2,500,500 divided by 23,291,294 = 10.7 %

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

1.      SECURITY AND ISSUER

        Price Enterprises, Inc.
        Common Stock
        Daniel Carter, Exec. V.P. and Secretary
        4649 Morena Blvd.
        San Diego, CA 92117




2.      IDENTITY AND BACKGROUND

        a)  The Price Family Charitable Fund
        b)  7979 Ivanhoe Avenue, Suite 520
            La Jolla, CA 92037
        c)  Private Foundation
        d)  None
        e)  None
        f)  Private Foundation in United States




3.      SOURCE AND AMOUNT OF FUNDS

        All securities were acquired by a contribution to the foundation.




4.      PURPOSE OF TRANSACTION

        The purpose of the acquisition of Price Enterprises common stock from the contribution was for investment purposes only.




5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (2,500,500 or 10.7%) is held as follows.

               - 2,500,500 shares by The Price Family Charitable Fund

        b) The power to vote and the power to dispose of such shares is as follows:

               Sole power to vote or direct the vote:             2,500,500

               Sole power to dispose or direct the disposition    2,500,500

        c) The foundation previously owned 500 shares of Price Enterprises Inc. common stock prior to the contribution.

        d) N/A

        e) N/A


6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        N/A


7.      EXHIBITS

        N/A


The Price Family Charitable Fund (the "Fund") is a private foundation. Certain directors of the Fund beneficially own Common Stock of Price Enterprises, Inc; accordingly, in accordance with General Instruction C to Schedule 13D, the information relating to such persons and responsive to Items 2-6 is set forth below.

The directors of the fund are Sol Price, Robert Price and Theodore Hurwitz. The officers of the Fund are Mr. Hurwitz, President, Mr. Robert Price, Vice President and Treasurer, Mr. Sol Price, Vice President, and Mr. Joseph Satz, Secretary. Each of the foregoing individuals disclaims membership in a group with the Fund.

Responses to Items 2-6 for Mr. Sol Price, Mr. Robert Price, Mr. Hurwitz and Mr. Joseph Satz are set forth below:

Mr. Sol Price

        Mr. Sol Price files a separate Schedule 13D

Mr. Robert Price

        Mr. Robert price files a separate Schedule 13D

Mr. Hurwitz

        2. IDENTITY AND BACKGROUND
           a) Theodore Hurwitz
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) President, The Price Family Charitable Fund
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER: N/A

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. Satz

        2. IDENTITY AND BACKGROUND
           a) Joseph Satz
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) Attorney
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER: N/A

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





        January 21, 1997            /s/ Theodore P. Hurwitz
----------------------------------  -------------------------------------------
             DATE                   Theodore P. Hurwitz - President
                                    Price Family Charitable Fund